Filed Pursuant to Rule 424(b)(4)
Registration No. 333-115937
PROSPECTUS

415,000 Shares

THE YORK WATER COMPANY

Common Stock

We are offering 415,000 shares of our common stock with this prospectus.

Our common stock is quoted on the Nasdaq National Market under the symbol “YORW.” On July 15, 2004, the last reported sale price of our common stock was $17.81 per share.

We have granted Janney Montgomery Scott LLC, as the sole underwriter, an option, exercisable within 30 days after the date of this prospectus, to purchase up to 62,250 additional shares of common stock upon the same terms and conditions as the shares offered by this prospectus to cover over-allotments, if any.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 4 of this prospectus.

	Per Share	Total

Public offering price	$17.80	$7,387,000
Underwriting discounts and commissions	$0.71	$294,650
Proceeds to The York Water Company	$17.09	$7,092,350

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Janney Montgomery Scott LLC expects to deliver the shares on or about July 21, 2004.

JANNEY MONTGOMERY SCOTT LLC

The date of this prospectus is July 15, 2004.

THE YORK WATER COMPANY
FRANCHISED TERRITORY
SERVICE TERRITORY
SUPPLY SYSTEM
N
NEWBERRY TWP
YORK HAVEN
CONEWAGO TWP
SUSQUEHANNA RIVER
MOUNT WOLF
MANCHESTER
EAST MANCHESTER TWP
HELLAM TWP
83
30
MANCHESTER TWP
DOVER TWP
DOVER
PLEASUREVILLE
HALLAM
SPRINGETTSBURY TWP
EAST PROSPECT
YORKANA
WEST MANCHESTER TWP
YORK
SPRING GARDEN TWP
WINDSOR TWP
FILTER PLANT
YORK TWP
WINDSOR
JACKSON TWP
PUMPING STATION
SPRY
YORK NEW SALEM
DALLASTOWN
LAKE REDMAN
LAKE WILLIAMS
RED LION
JACOBUS
NORTH CODORUS TWP
SOUTH BRANCH CODORUS CREEK
SPRINGFIELD TWP
LOGANVILLE
EAST BRANCH CODORUS CREEK
SEVEN VALLEYS
JEFFERSON
NORTH HOPEWELL TWP
CODORUS TWP
GLEN ROCK
SHREWSBURY
SHREWSBURY TWP
HOPEWELL TWP
RAILROAD
NEW FREEDOM
PENNSYLVANIA
NEW YORK
HARRISBURG
LANCASTER
YORK
PHILADELPHIA
BALTIMORE
WASHINGTON D.C.

PROSPECTUS SUMMARY

      This prospectus summary calls your attention to the most significant aspects of this document, but may not contain all the information that is important to you. Unless otherwise indicated, we have assumed in presenting information about outstanding shares of common stock, including per share information, that the Underwriter’s over-allotment option will not be exercised. The terms “we,” “our,” and “us” refer to The York Water Company. The term “you” refers to a prospective investor. To understand the offering fully and for a more complete description of the offering, you should read this entire document carefully, including particularly the “Risk Factors” section, as well as the documents we have referred you to in the section called “Where You Can Find More Information.”

Our Company

      We are the oldest investor-owned water utility in the United States and have operated continuously since 1816. We impound, purify and distribute water entirely within our franchised territory in York County, Pennsylvania. Our headquarters are located approximately 23 miles south of Harrisburg, Pennsylvania, 40 miles north of Baltimore, Maryland and 80 miles west of Philadelphia, Pennsylvania. We currently provide water service to approximately 52,000 customers. In 2003, 60% of our operating revenue was derived from residential customers, 27% was derived from commercial and industrial customers, and 13% was derived from other sources, primarily fire service.

      Our service territory presently includes 33 municipalities in York County, covering approximately 150 square miles, and currently has an estimated population of 156,000. We have two reservoirs, Lake Williams and Lake Redman, which together hold up to 2.23 billion gallons of water. Our present average daily consumption is approximately 17.8 million gallons and our present average daily availability is approximately 23 million gallons.

      The territory that we currently service is experiencing significant growth. According to the United States Census Bureau, the population of York County increased by 12.4% between 1990 and 2000, from 339,574 to 381,751, in comparison to a 3.4% increase for Pennsylvania during the same period. The York County Planning Commission projects that the population will reach 403,133 by 2010, an increase of 5.6% from 2000.

Our Strategy

      Our strategy is to continue to provide our customers with safe, dependable, high-quality water and excellent service at reasonable rates while maximizing shareholder value. We strive to accomplish this strategy by:

•	maintaining and strengthening our position as a consistent and reliable source of high-quality water service;

•	continuing to increase our customer base;

•	pursuing the acquisition of other water systems;

•	establishing additional long-term bulk water contracts with municipalities; and

•	continuing to enhance our water supply.

Recent Developments

First Quarter Financial Results

      On May 7, 2004, we announced our operating results for the first quarter of 2004. Our operating revenues for the first quarter of 2004 were $5,363,365, a $605,425, or 12.7%, increase from $4,757,940 for the first quarter of 2003. An 8.5% rate increase effective June 26, 2003 accounted for a majority of this increase. For the quarter ending March 31, 2004, we reported net income of $1.6 million, or $0.25 per share, compared with $0.8 million, or $0.12 per share, in the first quarter of 2003. Higher net income of approximately $380,000 due to increased operating revenues and an after-tax gain on the sale of land of approximately $467,000 were the primary contributing factors to this increase. The average number of customers using our service increased in the first quarter of 2004 by 933 to 52,054 as compared to 51,121 for the same period in 2003. During the first quarter of 2004, our total per capita volume of water sold increased 3.5% compared to the first quarter of 2003.

Application for Rate Increase

      On April 28, 2004, we filed an application for a rate increase with the Pennsylvania Public Utility Commission, or PPUC, seeking an increase of $4,869,970, which would represent a 22.1% increase in our rates. The rate request proposes increases in rates designed to provide return and depreciation on the investment in the Susquehanna River Pipeline Project. The request is currently under review. Any rate increase approved by the PPUC will be effective no later than January 27, 2005. There can be no assurance that the PPUC will grant our rate increase in the amount requested, if at all.

PEDFA Bond Issuance

      On April 1, 2004, the Pennsylvania Economic Development Financing Authority, or PEDFA, issued $7,300,000 aggregate principal amount of Pennsylvania Economic Development Financing Authority Exempt Facilities Revenue Bonds, Series A of 2004 for our benefit. The PEDFA then loaned us the proceeds of the offering pursuant to a loan agreement. The loan agreement provides for a $4,950,000 loan bearing interest at 5.00% and a $2,350,000 loan bearing interest at 4.05%. The bonds and the related loans will mature on April 1, 2016. The bonds were issued as part of the financing plan for our Susquehanna River Pipeline Project. The proceeds, net of issuance costs, were used to pay down short-term indebtedness related to the project.

Our Address and Telephone Number

      Our executive offices are located at 130 East Market Street, York, Pennsylvania 17401 and our telephone number is (717) 845-3601. Our website address is www.yorkwater.com. The information on our website is not part of this prospectus.

The Offering

Common Stock, no par value	415,000 shares

Common Stock to be outstanding after the offering	6,846,500 shares(1)

Nasdaq National Market symbol	YORW

Common Stock 52-week price range (through July 15, 2004)	Low: $16.09 High: $21.04

Annualized dividend rate	$0.58 per share

Use of Proceeds	We intend to use the net proceeds from this offering to repay a portion of our outstanding short-term indebtedness that was primarily incurred to fund our Susquehanna River Pipeline Project.

(1)	The shares of our common stock to be outstanding after the offering is based on the number of shares outstanding as of June 15, 2004.

Summary Financial Information

      We have derived the summary historical financial data as of and for each of the years ended December 31, 2003, 2002 and 2001, from our audited financial statements and related notes. We have derived the summary historical financial data as of March 31, 2004 and 2003, and for the three-month periods then ended, from our unaudited financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of the data. The results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the full fiscal year. You should read the information below in conjunction with our historical financial statements and related notes and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the three-month period ended March 31, 2004, both of which are incorporated by reference herein.

	For the Three
	Months Ended
	March 31,		For the Year Ended December 31,

	2004	2003	2003	2002	2001

	(Unaudited)		(In thousands, except per share
			amounts)
Statement of Operations:
Operating revenues
Water sales	$5,363	$4,758	$20,889	$19,553	$19,403

Total operating revenues	$5,363	$4,758	$20,889	$19,553	$19,403
Operating expenses
Operating and maintenance	2,306	2,239	8,912	8,680	8,487
Depreciation and amortization	474	445	1,779	1,663	1,571
Property and other taxes	230	207	864	877	410

Total operating expenses	3,010	2,891	11,555	11,220	10,468

Operating income	2,353	1,867	9,334	8,333	8,935
Other income (expense), net	688	(84)	12	183	160
Interest charges	(528)	(655)	(2,523)	(2,692)	(2,856)

Income before income taxes	2,513	1,128	6,823	5,824	6,239
State and federal income taxes	936	370	2,375	2,034	2,233

Net income	$1,577	$758	$4,448	$3,790	$4,006

Net income per share of common stock (basic and diluted)	$0.25	$0.12	$0.70	$0.60	$0.65

Average shares of common stock outstanding (basic and diluted)	6,421	6,367	6,386	6,330	6,153
Cash dividends per share of common stock	$0.145	$0.135	$0.550	$0.525	$0.505

	As of March 31,		As of December 31,

	2004	2003	2003	2002	2001

	(Unaudited)		(In thousands)
Balance Sheet:
Utility plant and equipment, at original cost less accumulated depreciation	$121,848	$106,750	$115,802	$106,217	$101,753
Total assets	133,544	118,686	127,508	118,408	113,351
Notes payable	9,781	2,640	7,153	2,738	2,000
Long-term debt including current portion	32,642	32,681	32,652	32,690	32,728
Shareholders’ equity	39,937	37,339	39,057	37,217	35,891
Total capitalization	69,840	69,981	68,970	69,869	68,582

RISK FACTORS

      We have described for you below some risks involved in investing in our common stock. You should carefully consider each of the following factors and all of the information both in this prospectus and in the other documents we refer you to in the section called “Where You Can Find More Information.”

The rates we charge our customers are subject to regulation. If we are unable to obtain government approval of our requests for rate increases, or if approved rate increases are untimely or inadequate to cover our investments in utility plant and equipment and projected expenses, our results of operations may be adversely affected.

      Our ability to maintain and meet our financial objectives is dependent upon the rates we charge our customers, which are subject to approval by the PPUC. We file rate increase requests with the PPUC, from time to time, to recover our investments in utility plant and equipment and projected expenses. Any rate increase or adjustment must first be justified through documented evidence and testimony. The PPUC determines whether the investments and expenses are recoverable, the length in time over which such costs are recoverable, or, because of changes in circumstances, whether a remaining balance of deferred investments and expenses is no longer recoverable in rates charged to customers. Once a rate increase application is filed with the PPUC, the ensuing administrative and hearing process may be lengthy and costly. The timing of our rate increase requests are therefore dependent upon the estimated cost of the administrative process in relation to the investments and expenses that we hope to recover through the rate increase.

      On April 28, 2004, we filed an application for a rate increase with the PPUC seeking an increase of $4,869,970, which would represent a 22.1% increase in our rates. The rate request proposes increases in rates designed to provide return and depreciation on our investment in the Susquehanna River Pipeline Project. The request is currently under review. Any rate increase approved by the PPUC will be effective not later than January 27, 2005. We can provide no assurances that this rate increase request, or future requests, will be approved by the PPUC; and, if approved, we cannot guarantee that these rate increases will be granted in a timely or sufficient manner to cover the investments and expenses for which we sought the rate increase. If we are unable to obtain PPUC approval of our requests for rate increases, or if approved rate increases are untimely or inadequate to cover our investments in utility plant and equipment and projected expenses, our results of operations may be adversely affected.

We are subject to federal, state and local regulation that may impose costly limitations and restrictions on the way we do business.

      Various federal, state and local authorities regulate many aspects of our business. Among the most important of these regulations are those relating to the quality of water we supply our customers and water allocation rights. Government authorities continually review these regulations, particularly the drinking water quality regulations, and may propose new or more restrictive requirements in the future. We are required to perform water quality tests that are monitored by the PPUC, the U.S. Environmental Protection Agency, or EPA, and the Pennsylvania Department of Environmental Protection, or DEP, for the detection of certain chemicals and compounds in our water. If new or more restrictive limitations on permissible levels of substances and contaminants in our water are imposed, we may not be able to adequately predict the costs necessary to meet regulatory standards. If we are unable to recover the cost of implementing new water treatment procedures in response to more restrictive water quality regulations through our rates that we charge our customers, or if we fail to comply with such regulations, it could have a material adverse effect on our financial condition and results of operations.

      We are also subject to water allocation regulations that control the amount of water that we can draw from water sources. The Susquehanna River Basin Commission, or SRBC, and DEP regulate the amount of water withdrawn from streams in the watershed for water supply purposes to assure that sufficient quantities are available to meet our needs and the needs of other regulated users. In addition, government drought restrictions could cause the SRBC or DEP to temporarily reduce the amount of our allocations. If new or more restrictive water allocation regulations are implemented or our allocations are reduced due to weather conditions, it may have an adverse effect on our ability to supply the demands of our customers, and in turn, on our revenues and results of operations.

Our business is subject to seasonal fluctuations, which could affect demand for our water service and our revenues.

      Demand for our water during the warmer months is generally greater than during cooler months due primarily to additional requirements for water in connection with cooling systems, swimming pools, irrigation systems and other outside water use. Throughout the year, and particularly during typically warmer months, demand will vary with temperature and rainfall levels. If temperatures during the typically warmer months are cooler than expected, or there is more rainfall than expected, the demand for our water may decrease and adversely affect our revenues.

Weather conditions and overuse may interfere with our sources of water, demand for water services, and our ability to supply water to our customers.

      We depend on an adequate water supply to meet the present and future demands of our customers and to continue our expansion efforts. Unexpected conditions may interfere with our water supply sources. Drought and overuse may limit the availability of surface water. These factors might adversely affect our ability to supply water in sufficient quantities to our customers and our revenues and earnings may be adversely affected. Additionally, cool and wet weather, as well as drought restrictions and our customers’ conservation efforts, may reduce consumption demands, also adversely affecting our revenue and earnings. Furthermore, freezing weather may also contribute to water transmission interruptions caused by pipe and main breakage. If we experience an interruption in our water supply, it could have a material adverse effect on our financial condition and results of operations.

Contamination of our water supply may cause disruption in our services and adversely affect our revenues.

      Our water supply is subject to contamination from the migration of naturally-occurring substances in groundwater and surface systems and pollution resulting from man-made sources. In the event that our water supply is contaminated, we may have to interrupt the use of that water supply until we are able to substitute the flow of water from an uncontaminated water source through our interconnected transmission and distribution facilities. In addition, we may incur significant costs in order to treat the contaminated source through expansion of our current treatment facilities or development of new treatment methods. Our inability to substitute water supply from an uncontaminated water source, or to adequately treat the contaminated water source in a cost-effective manner, may have an adverse effect on our revenues.

The necessity for increased security has and may continue to result in increased operating costs.

      In the wake of the September 11, 2001 terrorist attacks and the ensuing threats to the nation’s health and security, we have taken steps to increase security measures at our facilities and heighten employee awareness of threats to our water supply. We have also tightened our security measures regarding the delivery and handling of certain chemicals used in our business. We have and will continue to bear increased costs for security precautions to protect our facilities, operations and supplies. We are not aware of any specific threats to our facilities, operations or supplies. However, it is possible that we would not be in a position to control the outcome of such events should they occur.

We depend on the availability of capital for expansion, construction and maintenance.

      Our ability to continue our expansion efforts and fund our construction and maintenance program depends on the availability of adequate capital. There is no guarantee that we will be able to obtain sufficient capital in the future or that the cost of capital will not be too high for future expansion and construction. In addition, approval from the PPUC must be obtained prior to our sale and issuance of securities. If we are unable to obtain approval from the PPUC on these matters, or to obtain approval in a timely manner, it may affect our ability to effect transactions that are profitable to us or our shareholders.

We may face competition from other water suppliers that may hinder our growth and reduce our profitability.

      We face competition from other water suppliers that may limit our future growth. Once a utility regulator grants a franchise territory to a water supplier, that water supplier is usually the only one to service that territory. Although a territory offers some protection against competitors, the pursuit of franchise territories is competitive, especially in Pennsylvania, where new franchises may be awarded to utilities based upon competitive negotiation with municipalities and land developers. Competing water suppliers have challenged, and may in the future challenge, our applications for new franchise territories. Also, third parties entering into long-term agreements to operate municipal systems might adversely affect us and our long-term agreements to supply water on a contract basis to municipalities. If we are unable to compete successfully with other water suppliers for these franchise territories, it may impede our expansion goals and adversely affect our profitability.

We have restrictions on our dividends. There can also be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.

      The terms of our debt instruments impose conditions on our ability to pay dividends. We have paid dividends on our common stock each year since our inception in 1816 and have increased the amount of dividends paid each year since 1997. Our earnings, financial condition, capital requirements, applicable regulations and other factors, including the timeliness and adequacy of rate increases, will determine both our ability to pay dividends on our common stock and the amount of those dividends. There can be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.

If we are unable to pay the principal and interest on our indebtedness as it comes due or we default under certain other provisions of our loan documents, our indebtedness could be accelerated and our results of operations and financial condition could be adversely affected.

      Our ability to pay the principal and interest on our indebtedness as it comes due will depend upon our current and future performance. Our performance is affected by many factors, some of which are beyond our control. We believe that our cash generated from operations, and, if necessary, borrowings under our existing credit facilities, will be sufficient to enable us to make our debt payments as they become due. If, however, we do not generate sufficient cash, we may be required to refinance our obligations or sell additional equity, which may be on terms that are not as favorable to us. No assurance can be given that any refinancing or sale of equity will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our failure to comply with certain provisions contained in our trust indentures and loan agreements relating to our outstanding indebtedness could lead to a default under these documents, which could result in an acceleration of our indebtedness.

We depend significantly on the services of the members of our senior management team, and the departure of any of those persons could cause our operating results to suffer.

      Our success depends significantly on the continued individual and collective contributions of our senior management team. If we lose the services of any member of our senior management or are unable to hire and retain experienced management personnel, it could harm our operating results.

There is a limited trading market for our common stock; you may not be able to resell your shares at or above the price you pay for them.

      Although our common stock is listed for trading on the Nasdaq National Market, the trading in our common stock has substantially less liquidity than many other companies quoted on the Nasdaq National Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Because of the limited volume of trading in our common stock, a sale of a significant number of shares of our common stock in the open market could cause our stock price to decline. We cannot provide any assurance that this offering will increase the volume of trading in our common stock.

FORWARD-LOOKING STATEMENTS

      We discuss in this prospectus and in documents that we have incorporated into this prospectus by reference certain matters which are not historical facts, but which are “forward-looking statements.” Words such as “may,” “should,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar expressions are intended to identify “forward-looking statements”. We intend these “forward-looking statements” to qualify for safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These “forward-looking statements” include, but are not limited to statements regarding:

•	our expected profitability and results of operations;

•	our goals, priorities and plans for, and cost of, growth and expansion;

•	our strategic initiatives;

•	the availability of our water supply;

•	the water usage by our customers;

•	the anticipated completion of our pipeline project to the Susquehanna River; and

•	our ability to pay dividends on our common stock and the rate of those dividends.

      The “forward-looking statements” in this prospectus reflect what we currently anticipate will happen. What actually happens could differ materially from what we currently anticipate will happen. We are not promising to make any public announcement when we think “forward-looking statements” in this prospectus are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.

      Important matters that may affect what will actually happen include, but are not limited to:

•	changes in weather, including drought conditions;

•	levels of rate relief granted;

•	the level of commercial and industrial business activity within our service territory;

•	construction of new housing within our service territory;

•	changes in government policies or regulations;

•	our ability to obtain permits for expansion projects;

•	material changes in demand from customers, including the impact of conservation efforts which may impact the demand of our customers for water;

•	changes in economic and business conditions, including interest rates, which are less favorable than expected; and

•	other matters described in the “Risk Factors” section.

USE OF PROCEEDS

      The net proceeds from the sale of the common stock offered by this prospectus, after deducting estimated offering expenses of $242,608 and the Underwriter’s discounts and commissions, are estimated to be $6,849,742 ($7,913,595 if the Underwriter’s over-allotment option is exercised in full). We expect to use the net proceeds to repay a portion of our outstanding short-term indebtedness under our revolving credit facilities with Wachovia Bank National Association and Citizens Bank, N.A. Obligations under these credit facilities were primarily incurred to fund our Susquehanna River Pipeline Project.

      Our revolving credit facility with Wachovia Bank National Association has a maximum borrowing amount of $3,000,000, of which $2,300,000 was outstanding at June 30, 2004. Loans under the credit facility bear interest at the London Interbank Offered Rate, or LIBOR, plus 100 basis points. Amounts outstanding are unsecured. The credit facility expires on September 30, 2004.

      Our revolving credit facility with Citizens Bank, N.A. has a maximum borrowing amount of $7,500,000, of which $5,000,000 was outstanding at June 30, 2004. Loans under the credit facility bear interest at LIBOR plus 100 basis points. Amounts outstanding are unsecured. The credit facility is payable on demand.

CAPITALIZATION

      The following table sets forth, as of March 31, 2004, our capitalization on an actual basis and on an adjusted basis to give effect to the sale of the shares of common stock in this offering and the anticipated application of the net proceeds from this offering as described in “Use of Proceeds.” This table should be read in conjunction with our financial statements and the notes to those financial statements that are incorporated by reference herein.

	As of March 31, 2004

	Actual	% of Capitalization	As Adjusted	% of Capitalization

	(In thousands)
Common shareholders’ equity	$39,937	57.2%	$46,787	61.0%
Long-term debt(1)	29,903	42.8%	29,903	39.0%

Total capitalization	$69,840	100.0%	$76,690	100.0%

Short-term debt(2)	$12,520		$5,670

(1)	Excludes current maturities.

(2)	Includes current maturities of long-term debt.

COMMON STOCK PRICE RANGE AND DIVIDENDS

      Our common stock is listed on the Nasdaq National Market and trades under the symbol “YORW.” On June 15, 2004, there were 1,391 holders of record of our common stock. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock on the Nasdaq National Market and the cash dividends declared per share:

			Dividend
	High	Low	Per Share

2004
Third Quarter (through July 15, 2004)	$18.99	$17.41	$--
Second Quarter	21.04	18.44	0.145
First Quarter	20.79	17.95	0.145
2003
Fourth Quarter	$18.65	$16.88	$0.145
Third Quarter	18.50	16.09	0.135
Second Quarter	20.34	15.65	0.135
First Quarter	17.14	14.00	0.135
2002
Fourth Quarter	$17.59	$12.30	$0.135
Third Quarter	18.33	13.75	0.130
Second Quarter	20.17	15.13	0.130
First Quarter	16.50	12.83	0.130

      Cash dividends on our common stock have been paid each year since our inception in 1816, and the dividend rate has increased annually for the past seven years. The policy of our Board of Directors has been to pay cash dividends on our common stock on a quarterly basis at a target rate of 75% of earnings. On May 24, 2004, we declared a dividend of $0.145, payable on July 15, 2004 to shareholders of record on June 30, 2004. The purchasers of the common stock offered by this prospectus will not be entitled to receive the dividend payable on July 15, 2004. Future cash dividends will be dependent upon our earnings, financial condition, capital demands and other factors, and will be determined in accordance with policies established by our Board of Directors.

SELECTED FINANCIAL DATA

      We have derived the selected historical financial data as of and for each of the years ended December 31, 2003, 2002, 2001, 2000 and 1999, from our audited financial statements and related notes. We have derived the summary historical financial data as of March 31, 2004 and 2003, and for the three-month periods then ended, from our unaudited financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of the data. The results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the full fiscal year. You should read the information below in conjunction with our historical financial statements and related notes and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing in the prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the three-month period ended March 31, 2004, both of which are incorporated by reference herein.

	For the Three
	Months Ended
	March 31,		For the Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Unaudited)		(In thousands, except per share amounts)
Statement of Operations:
Operating revenues
Water sales	$5,363	$4,758	$20,889	$19,553	$19,403	$18,481	$17,511

Total operating revenues	$5,363	$4,758	$20,889	$19,553	$19,403	$18,481	$17,511
Operating expenses
Operating and maintenance	2,306	2,239	8,912	8,680	8,487	7,604	7,414
Depreciation and amortization	474	445	1,779	1,663	1,571	1,674	1,618
Property and other taxes	230	207	864	877	410	731	1,223

Total operating expenses	3,010	2,891	11,555	11,220	10,468	10,009	10,255

Operating income	2,353	1,867	9,334	8,333	8,935	8,472	7,256
Other income (expense), net	688	(84)	12	183	160	166	252
Interest charges	(528)	(655)	(2,523)	(2,692)	(2,856)	(2,797)	(2,644)

Income before income taxes	2,513	1,128	6,823	5,824	6,239	5,841	4,864
State and federal income taxes	936	370	2,375	2,034	2,233	2,083	1,710

Net income	$1,577	$758	$4,448	$3,790	$4,006	$3,758	$3,154

Net income per share of common stock (basic and diluted)	$0.25	$0.12	$0.70	$0.60	$0.65	$0.63	$0.53

Average shares of common stock outstanding (basic and diluted)	6,421	6,367	6,386	6,330	6,153	6,021	5,981
Cash dividends per share of common stock	$0.145	$0.135	$0.550	$0.525	$0.505	$0.490	$0.473

	As of March 31,		As of December 31,

	2004	2003	2003	2002	2001	2000	1999

	(Unaudited)		(In thousands)
Balance Sheet:
Utility plant and equipment, at original cost less accumulated depreciation	$121,848	$106,750	$115,802	$106,217	$101,753	$96,434	$91,725
Total assets	133,544	118,686	127,508	118,408	113,351	107,626	108,600
Notes payable	9,781	2,640	7,153	2,738	2,000	2,649	1,431
Long-term debt including current portion	32,642	32,681	32,652	32,690	32,728	32,765	32,800
Shareholders’ equity	39,937	37,339	39,057	37,217	35,891	32,438	30,830
Total capitalization	69,840	69,981	68,970	69,869	68,582	65,166	63,596

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial Data” and our financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2004, both of which are incorporated by reference in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding some of the risks and uncertainties that affect our business and the industry in which we operate and that apply to an investment in our common stock, please read “Risk Factors.” Our actual results may differ materially from those estimated or projected in any of these forward-looking statements.

Overview

      We impound, purify and distribute water. We operate entirely within our franchised territory, which covers 33 municipalities within York County, Pennsylvania. Our service territory currently has an estimated population of 156,000. Industry of the area served is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance units, textile products, air conditioning systems, barbells and motorcycles. We have two reservoirs, Lake Williams and Lake Redman, which together hold up to 2.23 billion gallons of water. Our present average daily consumption is approximately 17.8 million gallons, and our present average daily availability is approximately 23 million gallons.

      Our business does not require large amounts of working capital and we are not dependent on any single customer or a very few customers. In May 2004, we provided water service to approximately 52,000 customers within our service territory. Our operating revenue is derived from the following sources and in the following percentages: residential, 60%; commercial and industrial, 27%; and other, 13%, which is primarily from the provision of fire service. Increases in our revenues are generally dependent on our ability to obtain rate increases from regulatory authorities and increasing our volumes of water sold through increased consumption and increases in the number of customers served.

Critical Accounting Estimates

      The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Our accounting policies require us to make subjective judgments because of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates include the determination of the useful life of our assets and the discount rate used in our pension plan calculations.

      In connection with the determination of the useful life of our assets, we are required to estimate the book depreciation reserve and annual depreciation accruals related to our utility plant. We perform service life studies by assembling and compiling historical data related to utility plant, analyzing such data to obtain historical trends of survivor characteristics, and interpreting the data to form judgments of service life characteristics. The PPUC reviews and approves our determination of the useful life of our assets.

      In connection with the discount rate used in our pension disclosure, we selected the 6.25% discount rate as of December 31, 2003 based on the Moody’s AA bond rate. This rate was selected to approximate the rate that would be used if the obligations were to be settled by purchasing annuities from an insurance carrier. This is consistent with the methodology used to select discount rates in the past.

Results of Operations

March 31, 2004 compared to March 31, 2003

      Net income for the first three months of 2004 was $1,577,181, an increase of $819,611, or 108.2%, compared to net income of $757,570 for the same period of 2003. Higher net income of approximately $380,000 due to increased operating revenues and an after-tax gain on the sale of land of approximately $467,000 were the primary contributing factors.

      Water operating revenues for the three months ended March 31, 2004 increased $605,425, or 12.7%, from $4,757,940 for the three months ended March 31, 2003 to $5,363,365 for the corresponding 2004 period. Increases in our revenues are generally dependent on our ability to obtain rate increases from regulatory authorities and increasing our volumes of water sold through increased consumption and increases in the number of customers served. An 8.5% rate increase effective June 26, 2003 accounted for approximately $420,000, or 69.4%, of the increase in water operating revenues in the first quarter of 2004. The average number of customers increased in the first quarter of 2004 by 933 to 52,054 as compared to 51,121 for the same period in 2003. This increase in customers, along with increased usage by our existing customers resulted in increased consumption in the first quarter of 2004 as compared to the corresponding 2003 period. During the first quarter of 2004, the total per capita volume of water sold increased 3.5% compared to the first quarter of 2003. Per capita consumption is highly dependent on weather conditions and is difficult to project. Historically, first quarter consumption is lower than each of the other three quarters. We expect this to be the case in 2004 as well.

      Operating expenses for the first three months of 2004 increased $118,937, or 4.1%, from $2,891,145 for the first quarter of 2003 to $3,010,082 for the corresponding 2004 period. Higher depreciation expense of approximately $29,000 due to increased plant investment, higher health insurance premiums of approximately $22,000, higher contractual fees of approximately $25,000, and increased miscellaneous maintenance expenses for meter upgrades, hydrant repair parts, and phone and radio system repairs in the amount of approximately $49,000 were the primary reasons for the increase. Capital stock taxes also increased by approximately $16,000 and will continue to rise over prior year levels due to a projected increase in the number of shares of common stock outstanding during the second half of 2004. Reduced pension costs partially offset the increase of expenses by approximately $87,000.

      Interest expense on short-term debt for the first quarter of 2004 was $25,252, or 153.4%, higher than the same period in 2003 due to an increase in short-term borrowings. The average short-term debt outstanding was $7,769,032 for the first three months of 2004 and $2,945,482 for the first three months of 2003.

      Allowance for funds used during construction for the three months ended March 31, 2004 increased $152,499 from $50,892 in the first quarter of 2003 to $203,391 in the first quarter of 2004. An increase in capitalized interest on the Susquehanna River Pipeline Project of approximately $124,000 accounted for the majority of the increase.

      A gain of $743,195 was recorded in the first quarter of 2004 for the sale of land. No other land sales or other unusual events are planned at this time. As a result, additional earnings such as these should not be expected in future quarters.

      Other expense, net decreased by $28,233, or 33.7%, in the first quarter of 2004 as compared to the same period of 2003 primarily due to an increase in interest income on water district notes of approximately $23,000.

      Federal and state income taxes increased by $565,648, or 152.9%, due to an increase in taxable income. The effective tax rate was 37.2% in the first quarter of 2004 and 32.8% in the first quarter of 2003.

2003 Compared with 2002

      Net income for 2003 was $4,448,296, an increase of $657,949, or 17.4%, compared to net income of $3,790,347 in 2002.

      Water operating revenues for 2003 increased $1,335,325, or 6.8%, compared to 2002. The increase resulted primarily from the 8.5% rate increase effective June 26, 2003. Additional revenues came from the distribution surcharge, which was collected from all customers during the first half of 2003 for infrastructure improvements, and an increase in the average number of customers by 853.

      Operating expenses for 2003 increased $334,965, or 3.0%, compared to 2002. The increase was due to higher depreciation, insurance, and rate case expense, along with higher contractual and directors’ fees amounting to $362,000. Reduced source of supply expenses, pumping station maintenance, main maintenance, and lower realty taxes partially offset the increase by $115,000.

      Interest on short-term debt increased $11,984, or 16.7%, in 2003 compared to 2002 due to an increase in short-term debt outstanding throughout the year, which was partially offset by a decrease in rates paid on outstanding debt. The average short-term debt outstanding in 2003 and 2002 was $3,672,010 and $2,432,512, respectively.

      Allowance for funds used during construction for 2003 increased $180,328, or 129.3%, when compared to 2002. Capitalized interest on the costs associated with the Susquehanna River Pipeline Project accounts for the majority of the increase.

      Other income, net decreased $170,071, or 93.2%, when compared to 2002 due largely to a $197,000 increase in supplemental retirement expenses caused by a decrease in the discount rate provided by our pension actuary and used in the present value calculations. An $85,000 increase in interest income on water district notes receivable partially offset the decrease.

      Federal and state income taxes increased by $341,065, or 16.8%, due to an increase in taxable income. The effective tax rates for 2003 and 2002 were 34.8% and 34.9%, respectively.

Liquidity and Capital Resources

      During the first quarter of 2004, we incurred $6,560,672 of construction expenditures. Approximately $4,900,000, or 74.7%, of the expenditures were for the Susquehanna River Pipeline Project. We financed such expenditures through internally generated funds, customers’ advances, short-term borrowings, and proceeds from the issuance of common stock under our dividend reinvestment plan and employee stock purchase plan. We also sold a parcel of land which provided cash of $792,021; this unusual event is not likely to recur in the foreseeable future and cannot be relied upon for future liquidity. We anticipate construction expenditures for the remainder of 2004 of approximately $22,000,000. We plan to finance future expenditures using the same sources as we did in the first quarter of 2004 supplemented by additional debt and stock issuances.

      As of March 31, 2004, current liabilities exceeded current assets by $13,827,749. The increase was due to increased payables and short-term borrowings primarily related to the Susquehanna River Pipeline Project and the classification of $2.7 million of debt from long-term to short-term. Short-term borrowings under lines of credit as of March 31, 2004 were $9,780,586. We maintain lines of credit aggregating $26,500,000. Loans granted under these lines of credit bear interest at a range of LIBOR plus 100 to 125 basis points. All lines of credit are unsecured and payable upon demand. We are not required to maintain compensating balances on our lines of credit. We will use the net proceeds from this offering to pay down these lines of credit.

      On April 1, 2004 the PEDFA issued $7,300,000 aggregate principal amount of Pennsylvania Economic Development Financing Authority Exempt Facilities Revenue Bonds, Series A of 2004 for our benefit. The PEDFA then loaned us the proceeds of the offering pursuant to a loan agreement. The loan agreement provides for a $4,950,000 loan bearing interest at 5.00% and a $2,350,000 loan bearing interest at 4.05%. The bonds and the related loans will mature on April 1, 2016. The loan agreement contains various covenants and restrictions. We believe that we are currently in compliance with all of these restrictions. The bonds were issued as part of the financing plan for the Susquehanna River Pipeline Project. The proceeds, net of issuance costs, were used to pay down short-term borrowings related to the Project.

      We are currently planning a $12 million tax-free bond issuance in the fourth quarter. The proceeds of this issuance are anticipated to be used to pay off additional short-term debt that will be incurred to finance the Susquehanna River Pipeline Project.

      With the proceeds from this offering, the loans from the PEDFA, aggregating $7,300,000, and the contemplated $12 million tax-free bond issuance in the fourth quarter of this year, as well as our existing credit facilities and working capital, we believe we have sufficient funds to support our planned capital expenditures for 2004.

      Our 4.40% Industrial Development Authority Revenue Refunding Bonds, Series 1994 had a mandatory tender date of May 15, 2004 and have been remarketed and the interest rate redetermined to 3.60%. Under the terms of the bonds, existing bond holders may elect to retain their bonds at the 3.60% interest rate. All bonds not retained were remarketed. The newly issued bonds will mature on May 15, 2009.

      We, like all other businesses, are affected by inflation, most notably by the continually increasing costs incurred to maintain and expand our service capacity. The cumulative effect of inflation results in significantly higher facility replacement costs which must be recovered from future cash flows. Our ability to recover this increased investment in facilities is dependent upon future revenue increases, which are subject to approval by the PPUC. We can provide no assurances that our rate increase requests will be approved by the PPUC; and, if approved, we cannot guarantee that these rate increases will be granted in a timely or sufficient manner to cover the investments and expenses for which we sought the rate increase.

Susquehanna River Pipeline Project Update

      During the first quarter of 2004, we received DEP approval of a discharge permit, a GP-4 intake permit, and the amended construction permit to build the outfall at Lake Redman. The wet well for the pumping station was completed April 23, 2004. A micro-tunneling machine will now begin to tunnel out into the Susquehanna River. As of July 7, 2004, approximately 96% of the pipeline has been completed. The Project is expected to be completed by December 2004 at an estimated total cost of $23 million. Projected pipeline construction expenditures and other capital expenditures are expected to be funded through internally generated funds, customer advances, short-term borrowings, tax-exempt bond issues and the proceeds of this offering.

Off-Balance Sheet Transactions

      We do not use off-balance sheet transactions, arrangements or obligations that may have a material current or future effect on financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses. We do not use securitization of receivables or unconsolidated entities. We do not engage in trading or risk management activities, have no lease obligations, and do not have material transactions involving related parties.

Contractual Obligations

      The following table summarizes our contractual obligations by period as of December 31, 2003:

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Long-term debt obligations	$32,652,086	$2,738,641	$4,378,451	$80,036	$25,454,958
Purchase obligations(1)	17,503,417	17,503,417	0	0	0
Deferred employee benefits(2)	4,084,055	187,519	375,994	366,629	3,153,913

Total	$54,239,558	$20,429,577	$4,754,445	$446,665	$28,608,871

(1)	Represents obligations under construction contracts relating to our Susquehanna River Pipeline Project.

(2)	Represents obligations under our Supplemental Executive Retirement Plan and our Deferred Compensation Plan for our executives.

OUR COMPANY

Overview

      We are the oldest investor-owned water utility in the United States and have operated continuously since 1816. We impound, purify and distribute water entirely within our franchised territory in York County, Pennsylvania. Our headquarters are located approximately 23 miles south of Harrisburg, Pennsylvania, 40 miles north of Baltimore, Maryland and 80 miles west of Philadelphia, Pennsylvania. We currently provide water service to approximately 52,000 customers within our service territory. In 2003, 60% of our operating revenue was derived from residential customers, 27% was derived from commercial and industrial customers, and 13% was derived from other sources, primarily fire service. Presently, we have no plans to pursue the wastewater business.

      Our service territory presently includes 33 municipalities in York County, covering approximately 150 square miles, and currently has an estimated population of 156,000. We have two reservoirs, Lake Williams and Lake Redman, which together hold up to 2.23 billion gallons of water. Our present average daily consumption is approximately 17.8 million gallons and our present average daily availability is approximately 23 million gallons.

      The territory that we currently service is experiencing significant growth. According to the United States Census Bureau, the population of York County increased by 12.4% between 1990 and 2000, from 339,574 to 381,751, in comparison to a 3.4% increase for Pennsylvania during the same period. The York County Planning Commission projects that the population will reach 403,133 by 2010, an increase of 5.6% from 2000.

Our Strategy

      Our strategy is to continue to provide our customers with safe, dependable, high-quality water and excellent service at reasonable rates while maximizing value for our shareholders. We strive to accomplish this strategy by:

•	maintaining and strengthening our position as a consistent and reliable source of high-quality water service;

•	continuing to increase our customer base;

•	pursuing the acquisition of other water systems;

•	establishing additional long-term bulk water contracts with municipalities; and

•	continuing to enhance our water supply.

Maintain and Strengthen Our Position as a Consistent and Reliable Source of High-Quality Water Service

      Our water meets or exceeds all primary regulatory requirements for water quality. We regularly upgrade our facilities in order to maintain and improve our ability to provide quality water in sufficient quantities to our customers. We have established a security program that protects our plants and distribution system so that we can continue to provide service and ensure the quality of the water we provide our customers. As part of this security program, we monitor our water in real-time as it moves through our distribution system in order to detect any sudden changes in the chemical composition of our water. We also intend to establish a pipe replacement program following the completion of the Susquehanna River Pipeline Project. This pipe replacement program will provide for the replacement of aged pipes and valves, which will allow us to improve the reliability of our distribution system and the quality of our water service.

Continue to Increase Our Customer Base

      Since 1999, we have increased our customer base in York County from 48,144 to 51,916 or approximately 8%, primarily as a result of population growth. We believe that we will continue to be able to grow our customer base due to the population growth that our service area is experiencing. Between 1990 and 2000, the population in York County grew 12.4% and the York County Planning Commission projects that it will reach 403,133 by 2010, an increase of 5.6% from 2000. A result of York County’s growth has been the increased building of new homes and developments. We have targeted these new homes and developments as opportunities to increase our customer base. We have entered into contracts with land developers to serve 177 developments that are building additional housing units. As a result of these contracts, our customer base could grow by as much as 1,968 customers.

Pursue the Acquisition of Other Water Systems

      In order to further grow our customer base, we intend to pursue acquisitions of water systems both in our current service territory and in bordering areas. We will continue our efforts to identify both municipally-owned and investor-owned water systems as strategic acquisition candidates. These efforts include analyzing and investigating potential acquisitions and negotiating mutually agreeable terms with acquisition candidates. The acquisition of additional water systems will allow us to add new customers and increase our operating revenues.

Establish Additional Long-Term Bulk Water Contracts With Municipalities

      We currently maintain long-term contracts with four municipalities in York County. The contracts allow us to sell bulk water to the municipalities, and they subsequently sell the water to their customers. The municipalities remain responsible for all billing, collection and maintenance in connection with the service. These municipalities are among our largest customers and together account for 2.7% of our total revenues. We intend to pursue similar long-term contracts with additional municipalities in order to improve our operating revenues and margins.

Continue to Enhance Our Water Supply

      Our Susquehanna River Pipeline Project will enhance our water supply by providing an additional water source so that we may continue to supply our customers with water during periods of high usage, drought or other emergencies and to support future growth. The entire project is scheduled to be completed by December 2004 at an estimated total cost of $23 million. Upon completion of the project, our daily capacity will increase by approximately 12 million gallons, or 52%. We believe that, with the completion of this project, based on our current consumption rate and allocation rights, our water supply will be sufficient to meet our needs for the foreseeable future.

Summary of Statistical Information

      The following table sets forth certain of our summary statistical information.

	For the Years Ended December 31,

	2003	2002	2001	2000	1999

	(Dollars in thousands)
Revenues
Residential	$12,574	$11,528	$11,571	$10,980	$10,198
Commercial and industrial	5,672	5,494	5,473	5,301	5,369
Other	2,643	2,531	2,359	2,200	1,944

Total	$20,889	$19,553	$19,403	$18,481	$17,511

Number of customers	51,916	51,023	50,079	49,195	48,144
Population served	156,000	153,000	149,000	146,000	144,000
Average daily consumption (gallons)	17,498,000	17,901,000	19,734,000	19,542,000	20,928,000
Miles of main (at year end)	746	731	717	703	696

Utility Plant

      Our water utility plant consists of source of supply, energy supply, impounding basins, pumping stations, water treatment, transmission and distribution, and all appurtenances, including all connecting pipes.

Source of Supply

      Presently, we obtain our water supply from both the East Branch and South Branch of the Codorus Creek, which together have an average daily flow of 89 million gallons per day. This combined watershed area is approximately 117 square miles. The East Branch of the Codorus Creek, which drains 43 square miles, flows into our impounding basins. The South Branch of the Codorus Creek drains a 74 square mile area. Our water supply will be significantly enhanced by the Susquehanna River Pipeline Project, which includes the construction and installation of an intake in the Susquehanna River, a diesel-powered pumping station and a 15-mile transmission pipeline to connect the Susquehanna River to our Lake Redman impounding basin. We have received rights to withdraw 12 million gallons per day, from the Susquehanna River. The Susquehanna River Pipeline Project will provide us with an additional water source to be used during periods of high usage, drought or other emergencies and for future growth.

Energy Supply

      We presently fuel our major pumping station with both electric and diesel power. To date, we have not experienced any shortage of energy. Because of the availability of diesel power as an alternate source of supply, we have elected to take interruptible electric service for our pumping station at rates that are lower than market electric rates. During electric power stoppages, due to weather or requests for curtailment of electricity, we have used our diesel pumps to continue to supply water to our customers without interruption.

Impounding Basins

      We own two impounding basins, Lake Williams and Lake Redman. Both impounding basins are located on the East Branch of the Codorus Creek slightly upstream from its junction with the South Branch of the Codorus Creek. Water is withdrawn from the combined east and south branches of the Codorus Creek at our Brillhart pumping station. The impounding basins supplement the flows in Codorus Creek as necessary to meet our requirements. The larger of our impounding basins is Lake Redman. Constructed in 1967 to provide a more adequate reserve, Lake Redman has a capacity of 1.3 billion gallons. The Lake Redman Impounding Dam is 1,000 feet long and 50 feet high. The spillway discharges into a 1,000 foot long trapezoidal concrete channel, which in turn empties into Lake Williams. Lake Williams, originally completed in 1912 and expanded in the mid-1950’s, has a capacity of 900 million gallons. The Lake Williams Impounding Dam is 660 feet long and 50 feet high with a concrete core wall, which is banked with earth on both sides.

Pumping Station

      Our Brillhart pumping station is located several miles downstream from the point where the East and South Branches of the Codorus Creek meet. Present pumping equipment consists of two diesel-driven pumps, one that pumps 20 million gallons per day and one that pumps 7 million gallons per day, and three electrically-driven centrifugal pumps. The pumping capacity at the Brillhart station is more than double peak requirements and is designed to provide an ample safety margin in the event of pump or power failure. The water is pumped through two 24-inch cast iron mains and one 36-inch concrete main to the filter plant approximately two miles away.

Water Treatment

      Our filter plant, located in Reservoir Park, Pennsylvania, has a processing capacity of 30 million gallons per day. The filter plant has two basins in which most of the suspended matter and the chemicals, added at the pumping station and in the filter plant, settle to the bottom. The water passes through the filter beds and is carried to two covered storage basins in Reservoir Park, which have a capacity of 32 million gallons of water and provide another safety margin in case of any mechanical breakdown at either the pumping station or the filter plant.

Transmission and Distribution

      As of April 30, 2004, we were serving customers through approximately 752 miles of transmission and distribution mains, which range in size from two inches to 24 inches. The distribution system includes 21 booster stations and 21 standpipes and reservoirs. The standpipes and reservoirs range in size from 0.15 million to 2.0 million gallons. All booster stations are equipped with at least two pumps for protection in case of mechanical failure.

Regulatory Matters

      We are regulated as to the rates we charge our customers for water services, as to the quality of water service we provide and as to certain other matters. We are subject to rate regulation by the PPUC, water quality and other environmental regulations by the EPA, SRBC and DEP, and regulations with respect to our operations by the DEP. In addition, approval from the PPUC must be obtained, in the form of a certificate of public convenience, prior to our expansion of our certificated service territory, our acquisition of other water systems or the acquisition of control of us by a third party. Moreover, we must register a securities certificate with the PPUC prior to any incurrence of long-term debt or issuance of securities by us.

Regulation of Rates

      Our water service operations are subject to rate regulation by the PPUC. We file rate increase requests with the PPUC, from time to time, to recover our investments in utility plant and expenses. Any rate increase or adjustment must first be justified through documented evidence and testimony. The PPUC determines whether the investments and expenses are recoverable, the length in time over which such costs are recoverable, or, because of changes in circumstances, whether a remaining balance of deferred investments and expenses is no longer recoverable in rates charged to customers. On January 24, 2003, we filed an application for a rate increase with the PPUC seeking an increase of $2.8 million. On June 26, 2003, the PPUC approved a settlement under which we were permitted to increase our rates to produce additional operating revenues of $1.725 million. On April 28, 2004, we filed an application for a rate increase with the PPUC seeking an increase of $4,869,970, which would represent a 22.1% increase in rates. The rate request proposes increases in rates designed to provide return and depreciation on the investment in the Susquehanna River Pipeline Project. The request is currently under review by the various parties to the case. Any rate increase approved by the PPUC will be effective no later than January 27, 2005. There can be no assurance that the PPUC will grant our rate increase in the amount requested, if at all. Between base rate filings, we are permitted to recover depreciation and return associated with our investment in infrastructure rehabilitation and replacement by applying a Distribution System Improvement Charge, or DSIC, to customers’ bills. The DSIC may not exceed 5% of the customer’s bill.

Water Quality and Environmental Regulations

      Under the requirements of the Pennsylvania Safe Drinking Water Act, or SDA, DEP monitors the quality of the finished water we supply to our customers. DEP requires us to submit weekly reports showing the results of daily bacteriological and other chemical and physical analyses. As part of this requirement, we conduct over 77,000 laboratory tests annually. We believe we comply with the standards established by the agency under the SDA. DEP also assists us by preventing and eliminating pollution in its watershed area by regulating discharges into the watershed.

Regulation of Operations

      DEP and the SRBC regulate the amount of water withdrawn from streams in the watershed to assure that sufficient quantities are available to meet our needs and the needs of other regulated users. Through its Division of Dam Safety, DEP regulates the operation and maintenance of our impounding dams. We routinely inspect our dams and prepare annual reports of their condition as required by DEP regulations. DEP reviews our reports and annually inspects our dams. DEP most recently inspected our dams in April 2003, and no significant operation or maintenance issues were identified in the inspection report.

      Since 1980, DEP has required any new dam to have a spillway that is capable of passing the design flood without overtopping the dam. The design flood is either the Probable Maximum Flood, or PMF, or some fraction of it, depending on the size and location of the dam. PMF is very conservative and is calculated using the most severe combination of meteorological and hydrologic conditions reasonably possible in the watershed area of a dam.

      DEP has been systematically reviewing dams constructed before the adoption of the 1980 requirements to assess whether the dams meet the design flood criteria. It prioritizes its review based on the size, condition, and location of the dams. As part of its review, DEP calculates the recommended design flood using current generic hydrologic and meteorological data and then requests the owner to perform an engineering study of the capacity of the dam’s spillway to pass the DEP-calculated design flood. The owner may propose adjustments to the design flood to incorporate more site-specific meteorological, hydrologic, and geographic data from the watershed in which the dam is located.

      We have engaged a professional engineer to analyze the capacity of the spillways at Lake Williams and Lake Redman and to review and validate DEP’s recommended design floods for the dams. As part of this review, the engineer will evaluate and incorporate, as appropriate, hydrologic data being developed by the United States Army Corps of Engineers for another part of the watershed in which the dams are located to assure that consistent hydrologic assumptions are used for the entire watershed. We expect to review the engineer’s preliminary report with DEP in October 2004 and submit a final engineering report to the agency in the fall of 2004. Depending on the results of the study, our options could include no action, operation and maintenance changes, or structural modifications to the dams.

Competition

      We do not depend upon any single customer or small number of customers for any material part of our business. No one customer makes purchases in an amount that equals or exceeds 10% of our revenue. Our business in our franchised territory is substantially free from direct competition with other public utilities, municipalities and other entities. However, our ability to provide our water service is subject to competition from other water suppliers. Although we have been granted an exclusive franchise for each of our existing community water systems, our ability to expand service territories may be affected by our competitors obtaining franchises to surrounding water systems by application or acquisition.

Other Properties

      Our executive and accounting offices are located at 124 and 130 East Market Street in two two-story brick and masonry buildings containing approximately 22,274 square feet. Our distribution center and materials and supplies warehouse is located at 1801 Mt. Rose Avenue, Springettsbury Township, and is comprised of three one-story concrete block buildings totaling 26,924 square feet.

      In 1976, we entered into a Joint Use and Park Management Agreement with York County under which we licensed use of certain of our lands and waters for public park purposes for a period of 50 years. This property includes two lakes and is located on approximately 1,600 acres in Springfield and York townships. Of the Park’s acreage, approximately 1,200 acres are subject to an automatically renewable one-year license. Under the Joint Use Agreement, York County has agreed not to erect a dam upstream on the East Branch of the Codorus Creek or otherwise obstruct the flow of the creek. The Joint Use Agreement subordinates the County’s use of the lands and waters for recreational purposes to our prior and overriding use of the lands and waters for utility purposes.

Employees

      As of June 30, 2004, we employed 94 full-time employees. Of these employees, six were executive officers, 53 were employed as operations personnel, 29 were employed in general and administrative functions and six in engineering and construction positions. Thirty-seven operations-related employees are represented by the United Steelworkers of America. The current contract with these employees expires in April 2007. Management considers its employee relations to be good.

MANAGEMENT

      This table lists information concerning our executive officers and directors:

Name	Age	Position

Jeffrey S. Osman	61	President, Chief Executive Officer and Director
Kathleen M. Miller	41	Chief Financial Officer and Treasurer
Vernon L. Bracey	42	Vice President-Customer Service
Duane R. Close	58	Vice President-Operations
Jeffrey R. Hines, P.E.	42	Vice President-Engineering and Secretary
Bruce C. McIntosh	51	Vice President-Human Resources and Assistant Treasurer
William T. Morris, P.E.	66	Chairman of the Board
Irvin S. Naylor	68	Vice Chairman of the Board
Chloé R. Eichelberger	69	Director
John L. Finlayson	62	Director
Michael W. Gang	53	Director
George W. Hodges	53	Director
George Hay Kain, III	55	Director
Thomas C. Norris	65	Director

      Jeffrey S. Osman has served as our President and Chief Executive Officer since January 2003 and as a director since May 1995. Mr. Osman served as our Vice President-Finance, Secretary and Treasurer from May 1995 to December 2002.

      Kathleen M. Miller has served as our Chief Financial Officer and Treasurer since January 2003. Ms. Miller served as our Controller from October 2001 to January 2003, Assistant Treasurer from May 2000 to January 2003 and Accounting Manager from January 1999 to October 2001.

      Vernon L. Bracey has served as our Vice President-Customer Service since March 2003. Previously Mr. Bracey served as our Customer Service Manager from January 2000 to March 2003 and as our Meter Reading Manager from January 1999 to January 2000.

      Duane R. Close has served as our Vice President-Operations since May 1995.

      Jeffrey R. Hines, P.E. has served as our Vice President-Engineering since May 1995 and Secretary since January 2003.

      Bruce C. McIntosh has served as our Vice President-Human Resources since May 1998 and Assistant Treasurer since January 2003.

      William T. Morris, P.E. has served as Chairman of our Board of Directors since November 2001 and as a director since April 1978. Mr. Morris served as our President and Chief Executive Officer from May 1995 until his retirement in December 2002.

      Irvin S. Naylor has served as the Vice Chairman of our Board since May 2000 and as a director since October 1960. Mr. Naylor served as Chairman of our Board from September 1993 to May 2000. Since June 1964, Mr. Naylor has owned and served as President of Snow Time, Inc., an owner and operator of ski areas. Mr. Naylor also owned and served as Vice Chairman of the Board of Directors of Cor-Box, Inc., a manufacturer of corrugated boxes, from June 1966 to November 1999.

      Chloé R. Eichelberger has served as one of our directors since September 1995. Ms. Eichelberger is the owner and has served as President and Chief Executive Officer of Chloé Eichelberger Textiles, Inc., a company specializing in the dyeing and finishing of fabrics, since 1987.

      John L. Finlayson has served as one of our directors since September 1993. Mr. Finlayson has served as Vice President-Finance and Administration of Susquehanna Pfaltzgraff Co., a company with a wide range of businesses including media and pottery manufacturing divisions, since 1978.

      Michael W. Gang has served as one of our directors since January 1996. Mr. Gang is a partner with the law firm of Morgan, Lewis & Bockius LLP, counsel to The York Water Company.

      George W. Hodges has served as one of our directors since June 2000. Mr. Hodges has served in the Office of the President of the Wolf Organization, Inc., a distributor of building products, since January 1986.

      George Hay Kain, III has served as one of our directors since August 1986. Mr. Kain is a sole practitioner attorney in York, Pennsylvania.

      Thomas C. Norris has served as one of our directors since June 2000. Mr. Norris served as Chairman of the Board of P.H. Glatfelter Company, a paper manufacturer, from July 1998 to May 2000.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 31,500,000 shares, of which 31,000,000 shares are common stock and 500,000 shares are preferred stock, each without par value. As of June 15, 2004, there were 6,431,500 shares of common stock outstanding held by 1,391 shareholders of record.

      Immediately after the sale of the shares of common stock offered by this prospectus, there will be 6,846,500 shares of common stock issued and outstanding (6,908,750 shares if the Underwriter’s over-allotment option is exercised in full). There are no shares of preferred stock outstanding.

      The following is a brief summary of certain information relating to our common stock and preferred stock. This summary does not purport to be complete and is intended to outline such information in general terms only.

Common Stock

Voting Rights

      Each share of common stock entitles the holder to one vote, except in the election of directors, where each holder has cumulative voting rights. Cumulative voting rights allow a shareholder to cast as many votes in an election of directors as shall equal the number of such shareholder’s shares multiplied by the number of directors to be elected, and such shareholder may cast all such votes for a single director nominee or distribute votes among two or more nominees in such proportion as such shareholder sees fit. Our Board of Directors consists of a total of nine directors, with three separate classes of directors and with each such class elected every three years to a staggered three-year term of office. As a result of this classification, a greater number of votes is required to elect a director than if the entire Board of Directors were elected at the same time, thus making it more difficult for shareholders, even with cumulative voting rights, to obtain board representation in proportion to their shareholdings.

Dividends

      All shares of common stock are entitled to participate pro rata in any dividends declared by our Board of Directors out of funds legally available therefor. Subject to the prior rights of creditors and of any shares of preferred stock which may be outstanding, all shares of common stock are entitled in the event of liquidation to participate ratably in the distribution of all our remaining assets.

      Certain of our trust indentures and agreements relating to our outstanding indebtedness impose restrictions on the payment of dividends. In general, these restrictive provisions prohibit the payment of dividends on our common stock when cumulative dividend payments, over a specified period of time, exceed cumulative net income, over the same period, plus, in certain cases, a specified base amount. In view of our historic net income, management believes that these contractual provisions should not have any direct, adverse impact on the dividends we pay on our common stock. Notwithstanding these contractual provisions, our Board of Directors periodically considers a variety of factors in evaluating our common stock dividend rate. The continued maintenance of the current common stock dividend rate will be dependent upon (i) our success in financing future capital expenditures through debt and equity issuances, (ii) our success in obtaining future rate increases from the PPUC, (iii) future interest rates, and (iv) other events or circumstances which could have an effect on operating results.

Preferred Stock

      We also have 500,000 shares of preferred stock authorized, which our Board of Directors has discretion to issue in such series and with such preferences and rights as it may designate. Such preferences and rights may be superior to those of the holders of common stock. For example, the holders of preferred stock may be given a preference in payment upon our liquidation, or for the payment or accumulation of dividends before any distributions are made to the holders of common stock. No shares of the preferred stock have been issued. The issuance of shares of preferred stock, while potentially providing desirable flexibility in connection with raising capital for our needs and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. We have no present intention to issue shares of preferred stock.

Shareholder Rights Plan

      Holders of our common stock own, and the holders of the shares of common stock issued in this offering will receive, one right to purchase Series A Junior Participating Preferred Stock for each outstanding share of common stock. These rights are issued pursuant to a shareholder rights plan. Upon the occurrence of certain events, each right would entitle the holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $37.50 per one-hundredth of a share, subject to adjustment. The rights are exercisable in certain circumstances if a person or group acquires 15% or more of our common stock or if the holder of 15% or more of our common stock engages in certain transactions with us. In that case, each right would be exercisable by each holder, other than the acquiring person, to purchase shares of our common stock at a substantial discount from the market price. In addition, if, after the date that a person has become the holder of 15% or more of our common stock, any person or group merges with us or engages in certain other transactions with us, each right entitles the holder, other than the acquirer, to purchase common stock of the surviving corporation at a substantial discount from the market price. These rights are subject to redemption by us in certain circumstances. These rights have no voting or dividend rights and, until exercisable, cannot trade separately from our common stock and have no dilutive effect on our earnings. This plan expires on February 24, 2009.

Anti-Takeover Provisions

Pennsylvania State Law Provisions

      We are subject to various anti-takeover provisions of the Pennsylvania Business Corporation Law of 1988, as amended. Generally, these provisions are triggered if any person or group acquires, or discloses an intent to acquire, 20% or more of a corporation’s voting power, unless the acquisition is under a registered firm commitment underwriting or, in certain cases, approved by the board of directors. These provisions:

•	provide the other shareholders of the corporation with certain rights against the acquiring group or person;

•	prohibit the corporation from engaging in a broad range of business combinations with the acquiring group or person; and

•	restrict the voting and other rights of the acquiring group or person.

      In addition, as permitted by Pennsylvania law, an amendment to our articles of incorporation or other corporate action that is approved by shareholders may provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class. For example, an amendment to our articles of incorporation or other corporate action may provide that shares of common stock held by designated shareholders of record must be cashed out at a price determined by the corporation, subject to applicable dissenters’ rights.

Bylaw Provisions

      Certain provisions of bylaws may have the effect of discouraging unilateral tender offers or other attempts to take over and acquire our business. These provisions might discourage some potentially interested purchaser from attempting a unilateral takeover bid for us on terms which some shareholders might favor. Our bylaws require our Board of Directors to be divided into three classes that serve staggered three-year terms. The terms of Chloé R. Eichelberger, Thomas C. Norris and John L. Finlayson will expire at the 2005 Annual Meeting of Shareholders. The terms of George W. Hodges, George Hay Kain, III and Michael W. Gang will expire at the 2006 Annual Meeting of Shareholders. The terms of William T. Morris, P.E., Irvin S. Naylor and Jeffrey S. Osman will expire at the 2007 Annual Meeting of Shareholders.

PPUC Provisions

      The PPUC has jurisdiction over a change in control of us or the acquisition of us by a third party. The PPUC approval process can be lengthy and may deter a potentially interested purchaser from attempting to acquire a controlling interest in us.

Transfer Agent and Registrar

      The Transfer Agent and Registrar for the common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10273.

UNDERWRITING

      Subject to the terms and conditions of an underwriting agreement dated July 15, 2004, Janney Montgomery Scott LLC has agreed to purchase, and we have agreed to sell to Janney Montgomery Scott LLC, the aggregate number of shares of common stock set forth below at the public offering price less the underwriting discount on the cover page of this prospectus.

Number
Underwriter	of Shares

Janney Montgomery Scott LLC	415,000

Total	415,000

      The underwriting agreement provides that obligations of the underwriter to purchase the shares and accept the delivery of the shares of common stock that are being offered are subject to certain conditions precedent including the absence of any materially adverse change in our business, the receipt of certain certificates, opinions and letters from us, our attorneys and independent auditors. The underwriter is obligated to purchase all of the shares of the common stock being offered by this prospectus (other than shares of common stock covered by the over-allotment option described below) if it purchases any of the shares of common stock.

      The underwriter proposes to offer some of the shares of common stock to the public initially at the offering price per share shown on the cover page of this prospectus and may offer shares to certain dealers at such price less a concession not in excess of $0.42 per share. The underwriter may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering of the common stock, the public offering price and the concessions may be changed by the underwriter.

      The offering of common stock is made for delivery when, as and if accepted by the underwriter and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The underwriter reserves the right to reject any order for the purchase of common stock in whole or in part.

      The following table shows the per share and total underwriting discount to be paid to the underwriter by us. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase the over-allotment shares:

	Per Share		Total

	Without Over-	With Over-	Without Over-	With Over-
	allotment	allotment	allotment	allotment

Underwriter Discounts and Commissions to be paid by us	$0.71	$0.71	$294,650	$338,848

      We estimate that our out-of-pocket expenses for this offering, including the non-accountable expense allowance of $45,000 to be paid to Janney Montgomery Scott LLC, will be approximately $242,608.

      We have granted to the underwriter an option, exercisable for up to 30 days after the date of this prospectus, to purchase up to 62,250 additional shares of common stock, at the same price per share as the public offering price, less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriter may exercise such option only to cover over-allotments in the sale of the shares of common stock offered by this prospectus. To the extent the underwriter exercises this option, the underwriter has a firm commitment, subject to certain conditions, to purchase all of the additional shares of common stock for which it exercises the option.

      In connection with this offering and in compliance with applicable securities laws, the underwriter may over-allot (i.e., sell more shares of common stock than is shown on the cover page of this prospectus) and may effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the common stock or effecting purchases of the common stock for the purpose of pegging, fixing or maintaining the price of the common stock or for the purpose of reducing a short position created in connection with the offering. A short position may be covered by exercise of the over-allotment option described above in place of or in addition to open market purchases. The underwriter is not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

      In connection with this offering, the underwriter may make short sales of our shares of common stock and may purchase those shares on the open market to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriter’s over-allotment option to purchase additional shares in the offering. The underwriter may close out any covered short position by either exercising its over-allotment option or purchasing shares on the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase on the open market as compared to the price at which it may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriter may close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward price pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

      In connection with this offering, the underwriter or its respective affiliates who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, such bid must then be lowered when certain purchase limits are exceeded.

      We and the underwriter make no representation or prediction as to the direction or magnitude of any effect that these transactions may have on the price of the common stock. In addition, we and the underwriter make no representation that the underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

      The underwriter does not intend to confirm sales of the common stock to any accounts over which it exercises discretionary authority.

      Our directors and executive officers have agreed that they will not, without Janney Montgomery Scott LLC’s prior written consent for a period of ninety (90) days after the effective date of the registration statement of which this prospectus is a part, sell, offer to sell, contract to sell, or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, our common stock (other than transfers of shares as a gift and transfers of shares to persons affiliated with the shareholder).

      We have agreed to indemnify the underwriter against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriter may be required to make in respect thereof.

LEGAL MATTERS

      Certain legal matters relating to the validity of the shares of Common Stock being offered by this prospectus will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Michael W. Gang, Esq., a partner at the firm of Morgan, Lewis & Bockius LLP, is one of our directors and owns 4,450 shares of our common stock. Certain legal matters will be passed upon for the underwriter by Ballard Spahr Andrews & Ingersoll, LLP.

EXPERTS

      The financial statements of The York Water Company as of December 31, 2003 and for the year then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of Beard Miller Company LLP, independent accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

      The financial statements of The York Water Company as of December 31, 2002 and 2001 and for each of the years in the two-year period then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of Stambaugh Ness, PC, independent accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports and other information with the Securities and Exchange Commission, or SEC. You may read and copy any of the reports and other information we file at the SEC’s public reference facilities located in Washington at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Copies of such material can also be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Our SEC filings are also available to the public over the Internet at the SEC’s web site which is located at the following address: http://www.sec.gov.

      This prospectus is a part of a registration statement on Form S-3, which we filed with the SEC to register the securities we are offering. Certain information and details which may be important to specific investment decisions may be found in other parts of the registration statement, including its exhibits, but are left out of this prospectus in accordance with the rules and regulations of the SEC. To see more detail, you may wish to review the registration statement and its exhibits. Copies of the registration statement and its exhibits are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the SEC’s public reference facilities or over the Internet at the SEC’s web site described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC’s rules allow us to “incorporate by reference” the information we file with the SEC, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate our Annual Report on Form 10-K for the year ended December 31, 2003, Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 and Current Reports on Form 8-K filed on March 16, 2004 and April 28, 2004.

      In addition to the documents already filed, all reports and other documents which we file in the future with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities and Exchange Act of 1934, before this offering of common stock ends, shall also be incorporated by reference in this prospectus.

      We will provide a copy of this filing to any person to whom a prospectus is delivered, including any beneficial owner. You should direct your oral or written request for a copy of this filing to: The York Water Company, Box 15089, York, Pennsylvania 17405, Attention: Kathleen M. Miller, Chief Financial Officer (telephone (717) 845-3601). You will not be charged for copies unless you request exhibits, for which we will charge you a minimal fee. However, you will not be charged for exhibits in any case where the exhibit you request is specifically incorporated by reference into another document which is incorporated by this prospectus.

          We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of the date shown on the cover page.

The York

Water Company

415,000 Shares

Common Stock

PROSPECTUS

JANNEY MONTGOMERY SCOTT LLC

The date of this prospectus is July 15, 2004.